Exhibit 99.5

Maritime Credit Corporation Ltd.
Combined and Consolidated Financial Statements as of and for the Year Ended December 31, 2016 and Independent Auditors’ Report

MARITIME CREDIT CORPORATION LTD.

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS’ REPORT    1-2
COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016:
Consolidated Balance Sheet    3
Combined and Consolidated Statement of Operations    4
Combined and Consolidated Statement of Comprehensive Loss    5
Combined and Consolidated Statement of Changes in Shareholders’ Equity    6
Combined and Consolidated Statement of Cash Flows    7
Notes to Combined and Consolidated Financial Statements    8-19

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Tel: + 1 (441) 292 1500
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INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Maritime Credit Corporation Ltd.:

We have audited the accompanying combined and consolidated financial statements of Maritime Credit Corporation Ltd. and its subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2016, and the related combined and consolidated statement of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes to the combined and consolidated financial statements (collectively, the “financial statements”).

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position Maritime Credit Corporation Ltd. and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/about or a more detailed description of DTTL and its member firms. Deloitte Ltd. is an affiliate of DCB Holding Ltd., a member firm of Deloitte Touche Tohmatsu Limited.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company was formed on April 27, 2016 where a transfer of asset and liabilities where made from Maritime Finance Company Ltd. to Maritime Finance Holdings I Ltd. on August 16, 2016.
March 28, 2017

MARITIME CREDIT CORPORATION LTD. CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2016
(Stated in United States dollars)
(Amounts in thousands)

ASSETS

Cash and cash equivalents	$17,249
Restricted cash	11,814
Fixed maturities, available-for-sale, at fair value
(Amortized cost, $455,887)	316,969
Derivative assets	10,662
Accrued interest receivable	8,646
Receivable for investment sold	5,000
Deferred financing costs	3,315

TOTAL ASSETS	$373,655

LIABILITIES
Accounts payable and accrued liabilities	$341
Debt outstanding	99,000
Interest payable	861

Total liabilities	100,202

SHAREHOLDERS’ EQUITY:
Common shares (Par value $0.0001, 29,010,000
shares authorized, 28,925,000 issued and outstanding)	3
Additional paid-in-capital	441,415
Accumulated other comprehensive loss	(118,512)
Retained deficit	(50,160)

Total shareholders’ equity attributable to Maritime Credit Corporation Ltd.	272,746

Noncontrolling interests	707

Total shareholders’ equity	273,453

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$373,655

See accompanying notes to combined and consolidated financial statements

MARITIME CREDIT CORPORATION LTD.

COMBINED AND CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016
(Stated in United States dollars) (Amounts in thousands)

NET INVESTMENT INCOME
Interest income	$36,924
Interest expense	(7,658)

Net investment income	29,266

OTHER LOSS
Net realized investment losses	(7,600)
Net losses on derivatives	(1,252)
Other than temporary impairments	(74,952)

Total other loss	(83,804)

EXPENSES
General and administrative	3,868
Management fee	2,708
Personnel	912
Share based compensation	597

Total expenses	8,085

NET LOSS	(62,623)

Noncontrolling interests	130

NET LOSS ATTRIBUTABLE TO MARITIME CREDIT CORPORATION LTD.	$(62,493)

See accompanying notes to combined and consolidated financial statements

MARITIME CREDIT CORPORATION LTD. COMBINED AND CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS FOR THE YEAR ENDED DECEMBER 31, 2016
(Stated in United States dollars) (Amounts in thousands)
NET LOSS ATTRIBUTABLE TO MARITIME CREDIT CORPORATION LTD.	$(62,493)
OTHER COMPREHENSIVE INCOME Unrealized gain on investments	1,808
TOTAL COMPREHENSIVE LOSS	$(60,685)
Amounts attributable to noncontrolling interests	(177)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO MARITIME CREDIT CORPORATION LTD.	$(60,862)

See accompanying notes to combined and consolidated financial statements

MARITIME CREDIT CORPORATION LTD.
COMBINED AND CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEAR ENDED DECEMBER 31, 2016
(Stated in United States dollars) (Amounts in thousands)

	Common Shares	Common Shares At Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Deficit	Members' Equity	Non-controlling Interest	Total Shareholders' Equity

SHAREHOLDERS' EQUITY - January 1, 2016	29,000	$29	$528,790	$(118,363)	$(6,120)	$404,336	-	$404,336
Net loss	-	-	-	-	(12,813)	(12,813)	-	(12,813)
Other comprehensive loss	-	-	-	(66,678)	-	(66,678)	-	(66,678)
Share based compensation	-	-	597	-	-	597	-	597
Return of capital	-	-	(55,000)	-	-	(55,000)	-	(55,000)
Dividends	-	-	-	-	(35)	(35)	-	(35)

SHAREHOLDERS' EQUITY - August 16, 2016	29,000	29	474,387	(185,041)	(18,968)	270,407	-	270,407
Equity changes due to reorganization	(75)	(26)	(32,972)	(1,780)	34,078	(700)	700	-
Net loss	-	-	-	-	(49,810)	(49,810)	(130)	(49,940)
Other comprehensive loss	-	-	-	68,309	-	68,309	177	68,486
Dividends	-	-	-	-	(15,460)	(15,460)	(40)	(15,500)

SHAREHOLDERS' EQUITY - December 31, 2016	28,925	$3	$441,415	$(118,512)	$(50,160)	$272,746	$707	$273,453

See accompanying notes to combined and consolidated financial statements

MARITIME CREDIT CORPORATION LTD.
COMBINED AND CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2016
(Stated in United States dollars) (Amounts in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(62,623)
Adjustments to reconcile net loss to net cash from operating activities:
Net realized investment losses	7,600
Other than temporary impairments	74,952
Net losses on derivatives	1,252
Net accretion on fixed maturities	(2,125)
Amortization of deferred financing costs included in interest expense	1,194
Net change in other assets and liabilities:
Accrued interest receivable	(1,285)
Other assets	251
Accounts payable and accrued liabilities	(3,979)
Interest payable	(130)
Net cash flows from operating activities	15,107

CASH FLOWS FROM INVESTING ACTIVITIES
Change in restricted cash	(1,594)
Purchases of available-for-sale fixed maturities	(14,661)
Proceeds from disposals of available-for-sale fixed maturities	47,457
Net cash flows from investing activities	31,202

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends	(15,500)
Return of capital	(55,000)
Repayment of borrowings under credit facility	(51,000)
Net cash flows used in financing activities	(121,500)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(75,191)

CASH AND CASH EQUIVALENTS - Beginning of year	92,440

CASH AND CASH EQUIVALENTS - End of year	$17,249

Noncash investing and financing activities
Interest receivable settled through payment-in-kind	$4,906

Supplemental disclosures of cash flow information:
Interest paid	$6,509

See accompanying notes to combined and consolidated financial statements

MARITIME CREDIT CORPORATION LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.	ORGANIZATION

Maritime Credit Corporation Ltd. (the “Company”) is an exempt company, incorporated in Bermuda, and organized on April 27, 2016. Together with its wholly owned subsidiaries, which are collectively referred to herein as the “Company”, Maritime Credit Corporation Ltd. is a specialty finance holding company. The Company’s portfolio consists of loans secured by high-quality assets in the offshore oil field services sector, including drilling rigs, development and production assets and subsea construction vessels. The Company’s holdings across this maritime strategy primarily consist of below investment grade high yield debt securities, purchased in the primary or secondary market.

On April 28, 2016, a wholly owned subsidiary, Maritime Finance Holdings I Ltd. (“MFH”) was incorporated in Bermuda for the purpose of holding a portion of the Company’s investment portfolio, derivatives and cash.

As part of a reorganization transaction executed on August 16, 2016, the financial assets and financial liabilities of Maritime Finance Company Ltd. (“MFC”) were transferred to MFH. The financial assets and liabilities included all shares of MFC SPV I Ltd. (“SPV”), a company incorporated in Bermuda for the purpose of holding a portfolio of investments pledged as collateral for a credit facility. On the date of contribution, the assets had an estimated fair value of $370 million and the liabilities had an estimated fair value of $102 million.

On the date of the reorganization, 28,925,000 common shares of MFC were exchanged for 28,925,000 common shares of the Company. A further 75,000 common shares of MFC were exchanged for 75,000 common shares of MFH.

The Company is externally managed by Gulf Stream Asset Management Ltd. (the “Manager”), a wholly owned subsidiary of MFC, under the direction of the Company’s Board of Directors.

2.	SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation
These combined and consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated from these statements. All amounts are stated in United States dollars. Tabular dollar amounts are in thousands.

As a result of the August 16, 2016 reorganization, the accompanying combined and consolidated statements of operations, changes in shareholders’ equity and cash flows represent:

•	Consolidated results of operations of MFC for the period January 1, 2016 to August 16, 2016;

•	Consolidated results of operations of the Company for the period August 17, 2016 to December 31, 2016.

Use of Estimates

The preparation of these combined and consolidated financial statements requires management to make certain estimates and assumptions that could affect the amounts reported in the Company’s combined and consolidated financial statements and accompanying notes. While management believes that the amounts included in the combined and consolidated financial statements reflect its best estimates and assumptions, actual results could differ from those estimates. The Company’s principal estimates include other-than-temporary impairments (“OTTI”) in the carrying value of available-for-sale securities and fair value measurements for our financial assets and liabilities.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash held in financial institutions. Interest income earned on cash and cash equivalents is recorded in interest income in the Combined and Consolidated Statement of Operations.

Investments

The Company’s investments in fixed maturities are classified as available-for-sale and reported on the Consolidated Balance Sheet at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (“AOCI”). Purchases and sales of securities are recorded on a trade-date basis and realized gains/losses on sales of investments are determined based on the specific identification method.

A fixed maturity is impaired when its fair value is below its amortized cost. On a quarterly basis, the Company evaluates its portfolio of available-for-sale fixed maturities for impairments that are other than temporary. The Company considers many factors in this evaluation including, but not limited to: (i) the collateral structure and credit support of the security, (ii) the duration and severity of the unrealized loss,
(iii) the amount of the unrealized loss, (iv) recent events specific to the issuer or industry, and, if available,
(v) external credit ratings and recent changes in such ratings. In addition, the Company considers its intent to sell the security, the Company’s estimation of whether or not it expects to recover the security’s entire amortized cost if it intends to hold the security, and whether it is more likely than not that the Company will be required to sell the security before its anticipated recovery.

The amount of the loss that is recognized when it is determined that an impairment is other-than- temporary depends on certain factors. If the Company intends to sell or it is more likely than not that the Company will be required to sell before recovery of its amortized cost, then the full amount of the impairment amount is recognized in earnings and is included in net realized investment losses. For securities that the Company does not intend to sell or estimates that it is not more likely than not to be required to sell before recovery, the impairment is separated into the estimated amount relating to credit loss and the estimated amount relating to all other factors (e.g. related to interest rates, market conditions, etc.). Only the estimated credit loss amount is recognized in earnings, with the remainder of the loss amount recognized in AOCI.

The Company may, from time to time, sell invested assets subsequent to the balance sheet date that it did not intend to sell at the balance sheet date. Conversely, the Company may not sell invested assets that it asserted that it intended to sell at the balance sheet date. Such changes in intent are due to events occurring subsequent to the balance sheet date. The types of events that may result in a change in intent include, but are not limited to, significant changes in the economic facts and circumstances related to the invested asset (for example, a change in credit quality), changes in the market price of the invested assets or significant unforeseen changes in liquidity needs.

Interest income is recorded on an accrual basis. Unamortized premiums and unaccreted discounts on securities available-for-sale are recognized in interest income over the contractual life, adjusted for actual prepayments, of the securities using the effective interest method.

Derivatives

Derivative Instruments not Designated as Hedging Instruments

The Company utilizes derivative financial instruments such as swaps and forwards as part of its overall risk management strategy. The Company recognizes all derivative financial instruments as either assets or liabilities in the Consolidated Balance Sheet and measures those instruments at fair value. Subsequent changes in fair value and any realized gains or losses are recognized in the Combined and Consolidated Statement of Operations.

Derivative Instruments Designated as Hedging Instruments

On the date the Company enters into a derivative contract, management may designate the derivative as a hedge of an identified underlying exposure (a designated hedge). To qualify for hedge accounting treatment, a derivative must be highly effective in achieving offsetting changes in the fair value of the asset or liability being hedged. Further, the hedge relationship must be designated and formally documented at its inception, detailing how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its designated hedging relationships, both at the hedge inception and on an ongoing basis. The Company assesses the effectiveness of its designated hedges using the period-to-period dollar offset method on an individual currency basis. If the ratio obtained with this method is within the range of 80% to 125%, the Company considers the hedge effective and hedge accounting is applied.

The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value of a hedged item. In such instances, the derivative will continue to be carried in the Consolidated Balance Sheet at its fair value, with changes in its fair value and any realized gains or losses being recognized in the Combined and Consolidated Statement of Operations.

Deferred Financing Costs

Fees and expenses incurred in connection with the establishment of a revolving credit facility are capitalized as deferred financing costs on the Consolidated Balance Sheet and amortized over the term of the facility. The amortization is reflected in interest expense on the Combined and Consolidated Statement of Operations.

Income Taxes

The Company is a Bermuda exempted company. Bermuda does not impose income tax and as such the Company has not incurred any income tax expense. The Company is generally not subject to U.S. federal income tax, but the Company may own investments that from time to time generate income that is subject to certain foreign tax withholding.

The Company determines whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than a 50% likelihood of being realized upon ultimate settlement, which could result in the Company recording a tax liability. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the major tax jurisdictions are where the Company is organized and where the Company makes investments; however no reserves for uncertain tax positions were required for any of the Company’s open tax years. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no other income tax liability or expense has been recorded.

Foreign Currency

The books and records of the Company are maintained in U.S. dollars. All investments denominated in foreign currency are converted to their U.S. dollar equivalent using prevailing exchange rates at the end of the reporting period. Income, expenses, gains and losses on investments denominated in foreign currency are converted to the U.S. dollar using the prevailing exchange rates on the dates when the transactions occurred.

The Company does not bifurcate that portion of the results of operations resulting from changes in foreign exchange rates on investments and interest from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments, or interest income and expense, as applicable.

Recently Issued Accounting Standards Not Yet Adopted

Credit Losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments" which replaces the "incurred loss" impairment methodology with an approach based on "expected losses" to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires credit losses relating to available-for-sale debt securities to be recorded through an allowance for credit losses. This guidance is effective for annual periods beginning after December 15, 2020. Early adoption is permitted for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of this guidance on results of operations, financial condition and liquidity.

Cash Flows

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230) - Restricted Cash" which addresses diversity in practice in the classification and presentation of changes in restricted cash on the statement of cash flows. This guidance will require a statement of cash flows to explain the change during the period in the total of cash, cash equivalents, restricted cash and restricted cash equivalents. Transfers between cash and cash equivalents and restricted cash and restricted cash equivalents will no longer be presented on the statement of cash flows. This guidance is effective for annual periods beginning after December 15, 2018, with early adoption permitted. The guidance will be adopted on a retrospective basis. The Company is currently evaluating the impact of this guidance on results of operations, financial condition and liquidity.

3.	SECURITIES AVAILABLE-FOR-SALE Fixed Maturities
The following table summarizes the Company’s securities, which are carried at estimated fair value:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2016
High-yield debt securities	$455,887	$144	($139,062)	$316,969

Gross Unrealized Losses

At December 31, 2016, 10 securities were in an unrealized loss position with a total amortized cost of
$452 million and a total unrealized loss of $139 million. All of these securities have been in a continuous unrealized loss position for 12 months or greater.

The unrealized losses in the table above are considered to be temporary impairments due to market factors and are not reflective of credit deterioration. The Company does not intend to sell the securities included in the table above and does not believe that it is more likely than not that the Company will be required to sell them prior to recovery. In addition, based on the analyses performed by the Company on each of its securities, the Company believes that it is able to recover the entire amortized cost amount included in the table above.

Contractual Maturities

The remaining contractual maturities of the Company’s fixed maturities are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
At December 31, 2016
Due in one year or less	$6,271	$2,797
Due after one year through five years	449,616	314,172
	$455,887	$316,969

Net Realized Investment Losses

The following table provides an analysis of net realized investment losses:

Year ended December 31,	2016
Gross realized gains	$7,567
Gross realized losses	(15,167)
Net realized investment losses	$(7,600)

Other-Than-Temporary Impairments (“OTTI”)

A fixed maturity is impaired when its fair value is below its amortized cost. On a quarterly basis, management is responsible for evaluating the Company’s portfolio of available-for-sale fixed maturities for impairments that are other than temporary. Refer to ‘Determination of Fair Values’ in Note 4 for further information on the role and composition of the Valuation Oversight Group.

At December 31, 2016, the Company does not intend to sell, nor is it more likely than not that the Company will be required to sell, any securities before full recovery of its amortized cost. However, based on management analysis, the Company identified five securities where full recovery of amortized cost is not expected. As a result, during the year ended December 31, 2016, the Company recorded $75 million of OTTI on its Combined and Consolidated Statement of Operations.

Restricted Assets

At December 31, 2016, $7 million of cash and cash equivalents and available-for-sale fixed maturities with total fair value of $156 million were pledged as collateral for the Company’s credit facility. These assets are held in the Company’s wholly owned subsidiary, MFC SPV I, Ltd. Refer to Note 6 for further information on the Company’s credit facility.

At December 31, 2016, a further $5 million of cash and cash equivalents is restricted as it is posted as collateral for certain derivative transactions.

4.	FAIR VALUE MEASUREMENTS Fair Value Hierarchy
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a fair value hierarchy that gives highest priority to quoted prices in active markets and the lowest priority to unobservable data. The hierarchy is broken down into three levels as follows:

Level 1 Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. There were no Level 1 assets as of December 31, 2016.

Level 2 Inputs include quoted prices for similar instruments in active markets, quoted prices for identical assets or liabilities in inactive markets, or for which significant inputs are observable (e.g. interest rates, yield curves) or can be corroborated by observable market data. Assets and liabilities included in this category were available-for-sale securities and foreign currency derivatives as of December 31, 2016.

Level 3 Inputs are unobservable and significant to the overall fair value measurement of the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. At December 31, 2016, this category consisted of two available-for-sale securities for which there was insufficient recent market trade activity to support the use of broker-dealer quotes so discounted cash flow models (income approach) were used to estimate fair value.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires significantly more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset. The variability of the observable inputs affected by the factors described above may cause transfers between Levels 1, 2, and/or 3, which the Company recognizes at the beginning of the reporting period in which the transfer occurs.

Many financial assets and liabilities have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the Company and others are willing to pay for an asset. Ask prices represent the lowest price that the Company and others are willing to accept for an asset. For financial assets and liabilities whose inputs are based on bid-ask prices, the Company does not require that fair value always be a predetermined point in the bid-ask range. The Company’s policy is to allow for mid- market pricing and adjusting to the point within the bid-ask range that meets the Company’s best estimate of fair value.

The table below presents the financial instruments measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total Fair Value
At December 31, 2016
Fixed maturities, available-for-sale	$ -	$268,753	$48,216	$316,969
Derivative instruments	-	10,662	-	10,662
Total	$ -	$279,415	$48,216	$327,631

For the period ended December 31, 2016, there were no transfers between Level 1 and Level 2.

Determination of Fair Values

The Management Agreement between the Company and the Manager assigns certain responsibilities to the Manager, including the estimate of fair value of the Company’s investment portfolio. To meet this obligation, the Manager has established a Valuation Oversight Group, which is a cross-functional group chaired by the Manager’s Chief Investment Officer, that meets at least quarterly. The purpose of the group is to oversee pricing policy and procedures by ensuring objective and reliable valuation practices and pricing of financial instruments, as well as addressing valuation issues and approving changes to valuation methodologies and pricing sources.

Level 3 Fair Value Measurements

The following table quantifies the significant unobservable inputs used in developing the Company’s estimate of fair value at December 31, 2016 for investments classified as Level 3 in the fair value hierarchy.

	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
Fixed maturities, available-for-sale	$ 48,216	Discounted cash flow	Discount rate	12.1%(1)	12.1%(1)
			Event probabilities	5.0 – 65.0%	n/a(2)
	-	Asset recovery	Recovery rate	0%(1)	0%(1)
$48,216

(1)	There is only one Level 3 security using each valuation technique at December 31, 2016, there is no range and the weighted average is the same as the range.

(2)	As there is no weight attached to each event probability, it is not possible to calculate a weighted average.

The discounted cash flow inputs in the table above relate to the Company’s estimate of fair value for one fixed maturity, originally received by transfer from MFC in August, 2016, where reliable broker-dealer quotes are unavailable. As a result, the Company estimates fair value of this security through the use of the income approach by discounting the estimated cash flows. Further, the model applies probabilities to a number of possible cash flow outcomes, ranging from full contractual performance to default. For one other fixed maturity, the Company has estimated fair value to be zero as all available cash was distributed to bondholders in 2016. The security matures in 2017 but the Company does not expect any further cash flows. As a result, an OTTI charge of $6 million was recorded in 2016 to bring the amortized cost of this security to zero.

The discount rate and event probabilities are all subject to management judgement, are unobservable and are significant to the estimate of fair value. A significant increase in the discount rate would result in a lower fair value estimate for these securities. The impact of significant changes in the probabilities of certain outcomes can either increase or decrease the fair value estimate for this security, depending on the nature of the related outcome. For example, increasing the probability of default could result in a lower fair value estimate while increasing the probability of other possible outcomes could result in a higher fair value estimate. The interrelationship between the discount rate and event probabilities is insignificant. An increase in the recovery rate would result in a higher estimate of fair value for this security.

The following table presents the changes in Level 3 for financial instruments measured at fair value on a recurring basis for the period:

Year ended December 31,	2016

Opening balance	$168,910
Purchases	-
Sales	-
Other returns of principal	(2,750)
Included in earnings(1)	(21,813)
Included in OCI(2)	(27,440)
Transfers into Level 3	-
Transfers out of Level 3	(68,691)
Closing balance	$48,216

(1)	Gains and losses included in earnings on fixed maturities are included in net realized investment gains.

(2)	Gains and losses included in other comprehensive income (“OCI”) on fixed maturities are included in unrealized gains (losses) arising during the period.

The transfer of three securities from Level 3 to Level 2 in 2016 was due to the return of sufficient trading activity for those specific securities, causing the Company to switch its method of estimating fair value from discounted cash flow models (income approach) which rely significantly on unobservable inputs to broker-dealer quotes (market approach). There were no transfers into Level 3 during the year.

5.	DERIVATIVE INSTRUMENTS

The Company enters into derivative transactions in order to hedge against foreign currency exchange rate risks on its non-U.S. dollar denominated holdings. Further, the Company may enter into derivative transactions in order to hedge against interest rate risks on certain floating rate securities. The counterparties to the Company’s derivative contracts are major financial institutions with which the Company may also have other financial relationships. In the event of nonperformance by the counterparties, the Company is potentially exposed to losses. The counterparties to the Company’s derivative agreements have investment grade ratings and, as a result, the Company does not anticipate that any of the counterparties will fail to fulfill their obligations.

The table below summarizes the aggregate notional amount and estimated fair value of the Company’s derivative instruments. The notional amounts represent the basis upon which payments or receipts are calculated and are presented in the table in order to quantify the magnitude of the Company’s derivative activities. Notional amounts are not reflective of credit risk.

	December 31, 2016
	Derivative Notional Amount	Asset Derivative Fair Value	Liability Derivative Fair Value
Derivatives designated as hedging instruments
Interest rate floors	$46,158	$ -	$1,032
Cross-currency interest rate swaps	73,510	11,626	-
Derivatives not designated as hedging instruments
Interest rate cap	$220,839	68	-
		$11,694	$1,032

Offsetting Assets and Liabilities

The Company generally trades its derivative instruments under International Swaps and Derivatives Association master netting agreements, which establish terms that apply to all transactions. In the event of a bankruptcy or other stipulated event, master netting agreements provide that individual positions be replaced with a new amount, usually referred to as the termination amount, determined by taking into account market prices and converting to a single currency. Effectively, this contractual close-out netting reduces credit exposure from gross to net exposure. The table below presents a reconciliation of the Company’s gross derivative assets and liabilities to the net amounts presented in our Consolidated Balance Sheet, with the difference being attributable to the impact of master netting agreements.

				Gross Amounts Not Offset
	Gross Amounts	Gross Amounts Offset	Net Amounts(1)	Financial Instruments	Cash Collateral(2)	Net Amounts
At December 31, 2016
Derivative assets	$11,694	(1,032)	$10,662	$ -	$5,310	$5,352
Derivative liabilities	1,032	(1,032)	-	-	-	-

(1)	Net asset and liability derivatives are classified within derivative assets and derivative liabilities on the Consolidated Balance Sheet.

(2)	Cash collateral is classified within restricted cash on the Consolidated Balance Sheet.

Cash Flow Hedges

The Company has entered into derivative transactions to hedge the foreign exchange and interest rate risks relating to two non-USD-denominated bonds. All hedges have been designated and qualify for hedge accounting, resulting in only the hedge ineffectiveness being recognized in net lossses on derivatives.

Year ended December 31,	2016
Hedging instruments	$ 64
Hedged fixed maturities	(1,359)
Hedge ineffectiveness recognized in earnings	$(1,295)

The table below summarizes the losses in the Combined and Consolidated Statement of Operations of derivative instruments:

	Location of Gain Recognized in Income on Derivative	Amount of Gain Recognized in Income on Derivative
		2016
Derivatives not designated as hedging instruments
Interest rate cap	Net losses on derivatives	$43
		$43

In connection with the Company’s derivative contracts, $5 million of cash collateral was posted and was recorded as restricted cash on the Consolidated Balance Sheet.

6.	CREDIT FACILITY

On October 10, 2014, MFC SPV I, Ltd. entered into a $300 million five-year secured credit facility agreement (the “Credit Facility Agreement”) with various banks and financial institutions parties thereto (collectively, the “Lenders”) and with a major European banking institution as initial senior lender, security trustee, calculation agent and account bank. The facility was principally used to fund new transactions in the primary and secondary markets, as permitted by the terms of the Credit Facility Agreement. On December 22, 2015, MFC SPV I, Ltd. and the Lenders agreed to certain amendments to the Credit Facility Agreement and reduced the loan limit to $212.5 million. On May 20, 2016, MFC SPV I, Ltd. and the Lenders agreed to further amendments to the Credit Facility Agreement, which eliminated the ability to make further draws and effectively placed the facility into runoff.

Amounts borrowed under the facility bear interest at floating rate of LIBOR plus a margin, as specified by the Credit Facility Agreement. At December 31, 2016, the Company has borrowed $99 million and incurred $8 million of interest expense during the year ended December 31, 2016. During the year ended December 31, 2016, the Company paid $7 million of interest to the Lenders.

The facility is subject to certain covenants, including the requirement to maintain sufficient collateral, as defined in the Credit Facility Agreement. In the event of default, the Lenders may exercise certain remedies, including the exercise of full control over MFC SPV I, Ltd. and its assets as well as the termination of the availability of the facility.

7.	SHAREHOLDERS’ EQUITY

During the year ended December 31, 2016, the Company’s Board of Directors approved a return of capital to shareholders of $1.90 per common share and a total of $55 million was paid to shareholders on March 7, 2016.

8.	DIVIDENDS

The Company’s dividend policy is determined by the Board of Directors and is based upon a review of various factors including, but not limited to, current market conditions, legal and contractual restrictions on the payment of distributions, gains or losses recognized on the disposition of assets and liquidity needs. For the year ended December 31, 2016, a dividend of $0.53 per common share was declared by the Company’s Board of Directors and a total of $16 million was paid to shareholders on November 4, 2016.

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS

For the year ended December 31, 2016, the Company recorded $2 million of other comprehensive income. All of this amount was related to the net unrealized gains on investments.

10.	CONCENTRATION OF RISK

In the ordinary course of business, the Company manages a variety of risks, including market risk and credit risk. Market conditions such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in law, and trade barriers may affect the level and volatility of the prices of financial instruments and the liquidity of the Company’s investments. Market risk is a risk of potential adverse changes to the value of financial instruments because of changes in market conditions such as interest and currency rate movements and volatility in commodity or security prices. The Company is also subject to credit and counterparty risks when entering into transactions, including securities, loans, derivatives and over-the-counter transactions. The entirety of the investment portfolio is invested in high yield debt securities of assets or companies in the maritime industry.

The Company believes that its liquidity level is in excess of that necessary to sufficiently enable the Company to meet its anticipated liquidity requirements, including, but not limited to, payment of expenses and collateral posting requirements for derivative contracts.

11.	RELATED PARTY TRANSACTIONS

The Manager is wholly owned by a shareholder of the Company. During the period ended December 31, 2016, the management fee incurred was $3 million. At December 31, 2016, there were no unpaid amounts due to the Manager by the Company.

12.	COMMITMENTS AND CONTINGENCIES

As December 31, 2016, the Company had no unfunded financing commitments related to securities available-for-sale.

The Company has a management agreement with the Manager that expires on December 31, 2017. Under this agreement, the Manager will provide asset management and administration services to the Company. The total management fee per year is $2 million.

13.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through March 28, 2017 and determined that no additional disclosures were necessary.